Christian T. Greco

Vice President

and Assistant General Counsel

Legal Department

October 5, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Max A. Webb, Julie Bell and Rolaine Bancroft

Re:

J.P. Morgan Mortgage Acquisition Trust 2006-NC2

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 333-130192-17

Dear Mr. Webb, Ms. Bell and Ms. Bancroft:

On April 2, 2007 (the “Submission Date”), J.P. Morgan Mortgage Acquisition Trust 2006-NC2 (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) its Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).  On July 31, 2007, we received a letter containing your comments (the “Comments”) to the Form 10-K, to the Form 10-D Delinquency Reports and to a certain Form 8-K filed on September 7, 2006.  On September 7 the Company submitted responses to the Comments and subsequently, on September 19, 2007, received a letter containing your additional comments (the “Additional Comments”) to the Form 10-D Delinquency Reports.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Additional Comments.

For your convenience, the Responses have been placed in the order in which the Additional Comments were presented and the text of each Additional Comment is presented in bold italics before each Response.

Form 10-Ds – Delinquency Reports

1.

Comment:  While we note your response to prior comment 8, please advise how investors were made aware of the change in terminology from “Net WAC Reserve Fund” as used in the 424 prospectus to “Basis Risk Reserve Fund” as used in the Form 10-Ds.

Response:  We noted in our initial response that the Securities Administrator, on the Form 10-D Delinquency Reports, has listed the information related to the Net WAC Reserve Fund under the title “Basis Risk Reserve Fund.”  The Securities Administrator used the nomenclature “Basis Risk Reserve Fund” when setting up the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 in its reporting system because it had modeled the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 transaction off of a similar transaction of a different issuer which was already contained in its reporting system.  As we also noted in our initial response, “Net WAC Reserve Fund” and “Basis Risk Reserve Fund” are considered interchangeable terms to issuers and investors in the industry for purposes of describing such an account, which, as we confirmed with the Securities Administrator is the reason the Securities Administrator did not change its system to reflect the nomenclature used in the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 424 prospectus.  As a result, investors were not specifically made aware of a change in terminology, but investors would understand the meaning of the nomenclature actually used.  We have conferred with the Securities Administrator who has agreed, for the purpose of consistency, to use the exact nomenclature for such accounts as used in the 424 prospectus for a transaction on a going-forward basis.

JPMorgan Chase & Co.  -  NY1-K775, 270 Park Avenue – 40th Floor, New York, NY  10017-2014

Telephone:  212 270 5910  -  Facsimile:  212 270 7481

christian.t.greco@jpmchase.com

2.

Comment:  We note your response to prior comment 10 that you were informed in early 2007 that JP Morgan resigned, and that The Bank of New York was appointed as Securities Administrator.  Please tell us the effective date of the resignation of JP Morgan and the appointment of The Bank of New York as Securities Administrator.

Response: While researching our response to this Additional Comment, we contacted counsel to the Securities Administrator to obtain the appropriate date of resignation and appointment for the Securities Administrator.  After such counsel inquired with its client for this information, we were advised that there was an error in the communication previously provided to the Company related to this matter.  Counsel to the Securities Administrator advised that the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 transaction continues to be on a “restricted list” of transactions for which JP Morgan has not resigned, and The Bank of New York has not been appointed, as Securities Administrator.  The reason for this restricted list appears to be a delay in the receipt of a required opinion of counsel to The Bank of New York for each of the transactions on the restricted list, opining that the resignation JP Morgan and appointment of The Bank of New York will not result in the related trust entity being considered a taxable entity under the laws of the state of existence for such entity.  No date was provided to the Company as to when such opinion of counsel will be delivered.

As a result of the receipt of this new information from counsel to the Securities Administrator, the Company respectfully requests permission to amend its initial Response to Comment 10 to remove the following language: “We were subsequently informed by counsel to the Securities Administrator that JPMorgan resigned, and The Bank of New York was appointed, as Securities Administrator with respect to the J.P. Morgan Mortgage Acquisition Trust 2006-NC2 in early 2007.  J.P. Morgan Mortgage Acquisition Trust 2006-NC2 filed a Form 15 Notice of Suspension of Duty to File Reports Under Section 15(d) of the Securities Exchange Act of 1934 on January 25, 2007, and, as a result, was not obligated to file a Form 8-K for purposes of JPMorgan’s resignation, and The Bank of New York’s appointment, as Securities Administrator in the calendar year 2007.”

For purposes of these Responses to the Additional Comments, J.P. Morgan Acceptance Corporation I acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; that Commission comments, or changes to disclosure in response to Commission comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and, J.P. Morgan Acceptance Corporation I may not assert the Commission comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments please contact me at (212) 270-5910 or via e-mail at christian.t.greco@jpmchase.com.

Sincerely,

/s/ Christian T. Greco

Christian T. Greco

cc:

Mr. Brian Bernard

Ms. Bianca Russo